Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Record Adjusted Property EBITDA in the Third Quarter 2017 and Declares Quarterly Dividend

Macau, Thursday, November 2, 2017 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the third quarter of 2017.

Net revenue for the third quarter of 2017 was US$1,376.8 million, representing an increase of approximately 19% from US$1,152.6 million for the comparable period in 2016. The increase in net revenue was primarily attributable to higher rolling chip revenues at City of Dreams and the commencement of rolling chip operations at Studio City in November 2016.

On a U.S. GAAP basis, operating income for the third quarter of 2017 was US$192.7 million, compared with operating income of US$108.9 million in the third quarter of 2016, representing an increase of 77%.

Adjusted property EBITDA(1) was US$400.2 million for the third quarter of 2017, as compared to Adjusted property EBITDA of US$289.2 million in the third quarter of 2016, representing an increase of 38%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to better performance in the group-wide rolling chip segment.

On a U.S. GAAP basis, net income attributable to Melco Resorts & Entertainment Limited for the third quarter of 2017 was US$115.9 million, or US$0.24 per ADS, compared with US$62.0 million, or US$0.13 per ADS, in the third quarter of 2016. The net loss attributable to noncontrolling interests during the third quarter of 2017 of US$3.3 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “A strong contribution from all gaming segments, aided by a sustained recovery in Macau and ongoing strength in the fast growing Philippines gaming market, continues to drive our Company’s overall profitability which enabled us to deliver our all-time record Adjusted property EBITDA of US$400.2 million in the third quarter of 2017.

“Gaming revenue growth momentum in Macau has remained strong, with October 2017 marking the fifteenth consecutive month of positive year-over-year growth. Looking out, we believe there are multiple drivers of long term growth for Macau, powered by ongoing expansion of the increasingly consumption driven middle-to-upper class in China, improving accessibility into and mobility around Macau, and the continuing build-out of non-gaming amenities, which we believe support an increase in the number of tourists and length of stay.

“Melco continues to pursue quality, sustainable earnings growth by remaining focused on the mass market gaming segment, while remaining committed to managing costs, which is evident in the improvement in EBITDA and EBITDA margins in the third quarter of 2017.

“City of Dreams has once again proven itself to be the unequivocal leader in the premium end of the market, with ongoing improvements in mass table yields despite an increase in new supply in the market. We aim to further solidify our leadership position in the premium segment by embarking on a range of exciting enhancements as part of phase three at City of Dreams, including the opening of Morpheus, which remains on budget and on track to open in the first half of 2018. This ultra-luxury, groundbreaking concept will add approximately 780 luxury hotel rooms, suites and villas as well as incredible food and beverage and other non-gaming amenities. When Morpheus opens, we will also commence the rebranding and redevelopment of The Count:Down, which we believe will seamlessly complement the integrated resort’s already market-leading premium mass and direct VIP gaming amenities and other non-gaming offerings.

“Studio City continues to ramp by delivering improvements in the mass market and rolling chip segments. Going forward, we will continue to refine our product offerings at Studio City with a range of extensive property upgrades planned over the next twelve months, including the planned redevelopment of the House of Magic and enhancements in the accessibility to the property.

“In The Philippines, City of Dreams Manila continues to enjoy strong year-on-year growth across all gaming segments, which enabled the property to deliver over 27% year-over-year growth in Adjusted property EBITDA, despite new supply in the Philippines.

“We continue to focus on new expansion opportunities to deliver long term value for our shareholders, which include the transformational integrated resort opportunity in Japan. We believe that our track record of delivering high quality and unique integrated resorts, our market-leading social safeguard systems, and commitment to being an ideal partner to local governments and communities alike places us in a strong position to compete for a license in this exciting market.

“Lastly, I would want to take this opportunity to express our sympathy to all those who were affected by Typhoon Hato in late August. I send my deepest sympathies to the families who have lost loved ones during the Typhoon. I would also like to express my sincere appreciation to my colleagues who have risen to the challenge of rebuilding our community after Typhoon Hato.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2017, net revenue at City of Dreams was US$715.9 million compared to US$621.2 million in the third quarter of 2016. City of Dreams generated Adjusted EBITDA of US$246.4 million in the third quarter of 2017 compared with Adjusted EBITDA of US$170.4 million in the third quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of higher rolling chip revenues and recovery of previously provided doubtful debt, partially offset by lower mass market table games revenues.

Rolling chip volume totaled US$11.2 billion for the third quarter of 2017 versus US$10.6 billion in the third quarter of 2016. The rolling chip win rate was 3.5% in the third quarter of 2017 versus 2.6% in the third quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,145.0 million compared with US$1,096.5 million in the third quarter of 2016. The mass market table games hold percentage was 32.3% in the third quarter of 2017 compared to 34.5% in the third quarter of 2016.

Gaming machine handle for the third quarter of 2017 was US$981.7 million, compared with US$1,002.5 million in the third quarter of 2016. The gaming machine win rate was 3.2% in the third quarter of 2017 versus 3.5% in the third quarter of 2016.

Total non-gaming revenue at City of Dreams in the third quarter of 2017 was US$81.4 million, compared with US$75.6 million in the third quarter of 2016.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2017, net revenue at Altira Macau was US$89.3 million compared to US$128.8 million in the third quarter of 2016. Altira Macau generated negative Adjusted EBITDA of US$5.6 million in the third quarter of 2017 compared with Adjusted EBITDA of US$14.0 million in the third quarter of 2016. The year-on-year decrease in Adjusted EBITDA was primarily a result of decreased casino revenues.

Rolling chip volume totaled US$4.2 billion in the third quarter of 2017 versus US$4.5 billion in the third quarter of 2016. The rolling chip win rate was 2.6% in the third quarter of 2017 versus 3.2% in the third quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$112.4 million in the third quarter of 2017, a decrease from US$122.6 million generated in the comparable period in 2016. The mass market table games hold percentage was 15.7% in the third quarter of 2017 compared with 19.8% in the third quarter of 2016.

Gaming machine handle for the third quarter of 2017 was US$11.3 million, compared with US$8.5 million in the third quarter of 2016. The gaming machine win rate was 6.1% in the third quarter of 2017 versus 6.9% in the third quarter of 2016.

Total non-gaming revenue at Altira Macau in the third quarter of 2017 was US$6.8 million compared with US$7.3 million in the third quarter of 2016.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$30.2 million in the third quarter of 2017 as compared to US$31.8 million in the third quarter of 2016. Mocha Clubs generated US$6.5 million of Adjusted EBITDA in the third quarter of 2017 compared with US$7.0 million in the same period in 2016.

Gaming machine handle for the third quarter of 2017 was US$628.1 million, compared with US$673.4 million in the third quarter of 2016. The gaming machine win rate was 4.7% in the third quarter of 2017 versus 4.6% in the third quarter of 2016.

Studio City Third Quarter Results

For the quarter ended September 30, 2017, net revenue at Studio City was US$384.5 million compared to US$229.5 million in the third quarter of 2016. Studio City generated Adjusted EBITDA of US$95.6 million in the third quarter of 2017 compared with Adjusted EBITDA of US$52.7 million in the third quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of the commencement of rolling chip operations in November 2016 and better performance in the mass market table games segment.

Rolling chip volume totaled US$5.1 billion for the third quarter of 2017. The rolling chip win rate was 4.0% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$747.1 million compared with US$657.6 million in the third quarter of 2016. The mass market table games hold percentage was 25.0% in the third quarter of 2017 compared to 25.5% in the third quarter of 2016.

Gaming machine handle for the third quarter of 2017 was US$581.2 million, compared with US$587.9 million in the third quarter of 2016. The gaming machine win rate was 3.3% in the third quarter of 2017 versus 3.9% in the third quarter of 2016.

Total non-gaming revenue at Studio City in the third quarter of 2017 was US$51.9 million, compared with US$58.5 million in the third quarter of 2016.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2017, net revenue at City of Dreams Manila was US$148.2 million compared to US$131.0 million in the third quarter of 2016. City of Dreams Manila generated Adjusted EBITDA of US$57.3 million in the third quarter of 2017 compared to US$45.0 million in the comparable period of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues.

Rolling chip volume totaled US$3.0 billion for the third quarter of 2017 versus US$1.6 billion in the third quarter of 2016. The rolling chip win rate was 2.5% in the third quarter of 2017 versus 4.0% in the third quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$174.1 million for the third quarter of 2017, compared with US$146.8 million in the third quarter of 2016. The mass market table games hold percentage was 29.9% in the third quarter of 2017 compared to 26.9% in the third quarter of 2016.

Gaming machine handle for the third quarter of 2017 was US$757.3 million, compared with US$597.0 million in the third quarter of 2016. The gaming machine win rate was 5.6% in the third quarter of 2017 versus 5.8% in the third quarter of 2016.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2017 was US$29.2 million, compared with US$26.3 million in the third quarter of 2016.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2017 were US$78.6 million, which mainly included interest expenses, net of capitalized interest of US$57.7 million, other finance costs of US$7.7 million, loss on extinguishment of debt of US$16.9 million and costs associated with debt modification of US$0.9 million. We recorded US$9.1 million of capitalized interest during the third quarter of 2017, relating to the development of Morpheus at City of Dreams.

The year-on-year increase of US$15.0 million in net non-operating expenses was primarily a result of the loss on extinguishment of debt arising from the issuance of the additional US$350.0 million 4.875% senior notes in July 2017 for the refinancing of the US$1 billion Senior Notes issued in 2013 by Melco Resorts Finance Limited.

Depreciation and amortization costs of US$134.0 million were recorded in the third quarter of 2017 of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of September 30, 2017 were US$1.7 billion, including US$35.6 million of bank deposits with original maturities over three months and US$81.9 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the third quarter of 2017, was US$3.7 billion.

Capital expenditures for the third quarter of 2017 were US$176.0 million, which predominantly related to various projects at City of Dreams, primarily Morpheus.

Dividend Declaration

On November 2, 2017, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.03 per share (equivalent to US$0.09 per ADS) for the third quarter of 2017 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about November 30, 2017 to our shareholders whose names appear on the register of members of the Company at the close of business on November 14, 2017 being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2017 financial results on Thursday, November 2, 2017 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	2799329

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before net gain on disposal of property and equipment to Belle Corporation, pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Ross Dunwoody

Vice President, Development & Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,285,107	$1,060,035	$3,688,084	$3,076,823
Rooms	68,310	68,082	200,336	195,951
Food and beverage	45,196	47,240	133,706	129,611
Entertainment, retail and other	57,357	54,063	159,839	145,118

Gross revenues	1,455,970	1,229,420	4,181,965	3,547,503
Less: promotional allowances	(79,143)	(76,867)	(229,698)	(220,985)

Net revenues	1,376,827	1,152,553	3,952,267	3,326,518

OPERATING COSTS AND EXPENSES
Casino	(861,518)	(733,997)	(2,508,949)	(2,154,024)
Rooms	(8,037)	(8,537)	(24,252)	(24,958)
Food and beverage	(13,629)	(13,074)	(41,871)	(47,569)
Entertainment, retail and other	(22,604)	(27,865)	(66,656)	(82,491)
General and administrative	(110,924)	(112,065)	(344,505)	(326,081)
Payments to the Philippine Parties	(13,288)	(9,066)	(42,549)	(24,475)
Pre-opening costs	(177)	(1,489)	(1,177)	(2,212)
Development costs	(14,054)	—	(18,139)	(7)
Amortization of gaming subconcession	(14,310)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(5,704)	(5,704)	(17,112)	(17,112)
Depreciation and amortization	(113,991)	(117,059)	(347,070)	(354,704)
Property charges and other	(5,874)	(451)	(18,401)	(2,809)

Total operating costs and expenses	(1,184,110)	(1,043,616)	(3,473,609)	(3,079,370)

OPERATING INCOME	192,717	108,937	478,658	247,148

NON-OPERATING INCOME (EXPENSES)
Interest income	1,025	1,210	2,497	4,213
Interest expenses, net of capitalized interest	(57,744)	(56,378)	(174,849)	(167,397)
Other finance costs	(7,676)	(14,549)	(24,728)	(42,452)
Foreign exchange gains, net	2,793	5,245	12,191	10,275
Other income, net	870	917	2,258	2,636
Loss on extinguishment of debt	(16,939)	—	(48,398)	—
Costs associated with debt modification	(881)	—	(2,793)	—

Total non-operating expenses, net	(78,552)	(63,555)	(233,822)	(192,725)

INCOME BEFORE INCOME TAX	114,165	45,382	244,836	54,423
INCOME TAX EXPENSE	(1,552)	(1,662)	(935)	(4,016)

NET INCOME	112,613	43,720	243,901	50,407
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,294	18,323	21,929	82,223

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$115,907	$62,043	$265,830	$132,630

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.079	$0.042	$0.181	$0.086

Diluted	$0.078	$0.042	$0.180	$0.086

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.237	$0.127	$0.544	$0.259

Diluted	$0.235	$0.126	$0.539	$0.258

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,468,293,998	1,463,450,519	1,467,083,364	1,534,527,893

Diluted	1,479,677,417	1,471,515,182	1,478,440,011	1,542,641,243

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,576,898	$1,702,310
Bank deposits with original maturities over three months	35,591	210,840
Restricted cash	81,735	39,152
Accounts receivable, net	137,731	225,438
Amounts due from affiliated companies	373	1,103
Inventories	33,646	32,600
Prepaid expenses and other current assets	62,971	68,111

Total current assets	1,928,945	2,279,554

PROPERTY AND EQUIPMENT, NET	5,685,386	5,655,823
GAMING SUBCONCESSION, NET	270,392	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	188,447	194,911
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	246	152
LAND USE RIGHTS, NET	793,204	810,316

TOTAL ASSETS	$8,952,885	$9,340,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$17,267	$17,434
Accrued expenses and other current liabilities	1,514,948	1,369,943
Income tax payable	5,868	7,422
Capital lease obligations, due within one year	32,042	30,730
Current portion of long-term debt, net	196,788	50,583
Amounts due to affiliated companies	11,831	3,028

Total current liabilities	1,778,744	1,479,140

LONG-TERM DEBT, NET	3,512,524	3,669,692
OTHER LONG-TERM LIABILITIES	44,276	49,287
DEFERRED TAX LIABILITIES	56,104	56,451
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	258,675	262,357
AMOUNT DUE TO AN AFFILIATED COMPANY	910	—

SHAREHOLDERS’ EQUITY
Ordinary shares	14,784	14,759
Treasury shares	(92)	(108)
Additional paid-in capital	3,666,393	2,783,062
Accumulated other comprehensive losses	(26,506)	(24,768)
(Accumulated losses) retained earnings	(809,430)	570,925

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,845,149	3,343,870
Noncontrolling interests	456,503	479,544

Total equity	3,301,652	3,823,414

TOTAL LIABILITIES AND EQUITY	$8,952,885	$9,340,341

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to
Melco Resorts & Entertainment Limited	$115,907	$62,043	$265,830	$132,630
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	(8,134)
Pre-opening Costs	177	1,489	1,177	2,212
Development Costs	14,054	—	18,139	7
Property Charges and Other	5,874	451	18,401	2,809
Loss on Extinguishment of Debt	16,939	—	48,398	—
Costs Associated with Debt Modification	881	—	2,793	—
Income Tax Impact on Adjustments	86	—	(262)	(14)
Noncontrolling Interests Impact on Adjustments	(922)	(1,181)	(2,674)	344

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$152,996	$62,802	$351,802	$129,854

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.104	$0.043	$0.240	$0.085

Diluted	$0.103	$0.043	$0.238	$0.084

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.313	$0.129	$0.719	$0.254

Diluted	$0.310	$0.128	$0.714	$0.253

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,468,293,998	1,463,450,519	1,467,083,364	1,534,527,893

Diluted	1,479,677,417	1,471,515,182	1,478,440,011	1,542,641,243

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(10,973)	$4,752	$200,729	$46,006	$22,266	$(70,063)	$192,717
Payments to the Philippine Parties	—	—	—	—	13,288	—	13,288
Land Rent to Belle Corporation	—	—	—	—	778	—	778
Pre-opening Costs	—	—	152	25	—	—	177
Development Costs	—	—	—	—	—	14,054	14,054
Depreciation and Amortization	5,101	1,990	42,082	46,077	20,722	18,033	134,005
Share-based Compensation	68	49	822	322	196	3,817	5,274
Property Charges and Other	197	(270)	2,586	3,207	—	154	5,874

Adjusted EBITDA	(5,607)	6,521	246,371	95,637	57,250	(34,005)	366,167
Corporate and Others Expenses	—	—	—	—	—	34,005	34,005

Adjusted Property EBITDA	$(5,607)	$6,521	$246,371	$95,637	$57,250	$—	$400,172

	Three Months Ended September 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$8,284	$3,948	$125,753	$5,913	$13,098	$(48,059)	$108,937
Payments to the Philippine Parties	—	—	—	—	9,066	—	9,066
Land Rent to Belle Corporation	—	—	—	—	838	—	838
Pre-opening Costs	—	—	6	1,483	—	—	1,489
Depreciation and Amortization	5,718	3,038	43,888	44,794	22,038	17,596	137,072
Share-based Compensation	45	47	712	304	(61)	3,417	4,464
Property Charges and Other	—	—	—	212	33	206	451

Adjusted EBITDA	14,047	7,033	170,359	52,706	45,012	(26,840)	262,317
Corporate and Others Expenses	—	—	—	—	—	26,840	26,840

Adjusted Property EBITDA	$14,047	$7,033	$170,359	$52,706	$45,012	$—	$289,157

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(13,188)	$13,092	$492,973	$97,332	$72,664	$(184,215)	$478,658
Payments to the Philippine Parties	—	—	—	—	42,549	—	42,549
Land Rent to Belle Corporation	—	—	—	—	2,361	—	2,361
Pre-opening Costs	—	—	967	(15)	225	—	1,177
Development Costs	—	—	—	—	—	18,139	18,139
Depreciation and Amortization	15,998	6,222	130,434	138,375	63,158	52,923	407,110
Share-based Compensation	150	97	2,106	927	269	8,546	12,095
Property Charges and Other	254	(208)	8,715	7,474	—	2,166	18,401

Adjusted EBITDA	3,214	19,203	635,195	244,093	181,226	(102,441)	980,490
Corporate and Others Expenses	—	—	—	—	—	102,441	102,441

Adjusted Property EBITDA	$3,214	$19,203	$635,195	$244,093	$181,226	$—	$1,082,931

	Nine Months Ended September 30, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(15,681)	$9,101	$420,191	$(38,472)	$18,788	$(146,779)	$247,148
Payments to the Philippine Parties	—	—	—	—	24,475	—	24,475
Land Rent to Belle Corporation	—	—	—	—	2,524	—	2,524
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	—	(8,134)	—	(8,134)
Pre-opening Costs	—	—	308	1,904	—	—	2,212
Development Costs	—	—	—	—	—	7	7
Depreciation and Amortization	17,298	9,124	131,171	134,259	69,946	52,946	414,744
Share-based Compensation	15	129	1,753	746	1,970	10,135	14,748
Property Charges and Other	197	—	191	894	567	960	2,809

Adjusted EBITDA	1,829	18,354	553,614	99,331	110,136	(82,731)	700,533
Corporate and Others Expenses	—	—	—	—	—	82,731	82,731

Adjusted Property EBITDA	$1,829	$18,354	$553,614	$99,331	$110,136	$—	$783,264

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$115,907	$62,043	$265,830	$132,630
Net Loss Attributable to Noncontrolling Interests	(3,294)	(18,323)	(21,929)	(82,223)

Net Income	112,613	43,720	243,901	50,407
Income Tax Expense	1,552	1,662	935	4,016
Interest and Other Non-Operating Expenses, Net	78,552	63,555	233,822	192,725
Property Charges and Other	5,874	451	18,401	2,809
Share-based Compensation	5,274	4,464	12,095	14,748
Depreciation and Amortization	134,005	137,072	407,110	414,744
Development Costs	14,054	—	18,139	7
Pre-opening Costs	177	1,489	1,177	2,212
Net Gain on Disposal of Property and Equipment to Belle Corporation	—	—	—	(8,134)
Land Rent to Belle Corporation	778	838	2,361	2,524
Payments to the Philippine Parties	13,288	9,066	42,549	24,475

Adjusted EBITDA	366,167	262,317	980,490	700,533
Corporate and Others Expenses	34,005	26,840	102,441	82,731

Adjusted Property EBITDA	$400,172	$289,157	$1,082,931	$783,264

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Room Statistics:
Altira Macau
Average daily rate (3)	$201	$200	$203	$204
Occupancy per available room	98%	96%	95%	94%
Revenue per available room (4)	$197	$192	$193	$192
City of Dreams
Average daily rate (3)	$201	$199	$200	$198
Occupancy per available room	97%	97%	97%	95%
Revenue per available room (4)	$195	$193	$194	$189
Studio City
Average daily rate (3)	$142	$137	$139	$135
Occupancy per available room	98%	99%	98%	97%
Revenue per available room (4)	$139	$136	$137	$131
City of Dreams Manila
Average daily rate (3)	$158	$158	$156	$161
Occupancy per available room	96%	92%	96%	90%
Revenue per available room (4)	$151	$146	$150	$144
Other Information:
Altira Macau
Average number of table games	101	117	108	123
Average number of gaming machines	61	61	58	62
Table games win per unit per day (5)	$13,707	$15,745	$14,225	$13,448
Gaming machines win per unit per day (6)	$123	$104	$103	$93
City of Dreams
Average number of table games	476	489	479	496
Average number of gaming machines	673	1,037	758	1,054
Table games win per unit per day (5)	$17,459	$14,471	$16,878	$14,931
Gaming machines win per unit per day (6)	$506	$363	$504	$355
Studio City
Average number of table games	291	245	287	245
Average number of gaming machines	970	1,098	974	1,095
Table games win per unit per day (5)	$14,535	$7,446	$12,521	$6,358
Gaming machines win per unit per day (6)	$214	$229	$211	$186
City of Dreams Manila
Average number of table games	290	262	280	269
Average number of gaming machines	1,792	1,656	1,781	1,646
Table games win per unit per day (5)	$4,705	$4,237	$5,417	$3,723
Gaming machines win per unit per day (6)	$256	$226	$272	$204
(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points